

SECURI 10031118 SION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 8 2010
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond James (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#2200 925 West Georgia Street
(No. and Street)

Vancouver (City) BC (State) Canada V6C 3L2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Richard 604-654-1223 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

777 Dunsmuir Street, PO Box 10426, Pacific Centre, Vancouver, BC V7Y 1K3
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandra Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James (USA) Ltd., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

Alan Wong
Raymond James Ltd.
Legal Counsel

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Schedules
(Expressed in United States dollars)

RAYMOND JAMES (USA) LTD.

Years ended September 30, 2009 and 2008



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

AUDITORS' REPORT TO THE STOCKHOLDER

We have audited the accompanying statements of financial condition of Raymond James (USA) Ltd. as at September 30, 2009 and 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended respectively, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and 2008 and the results of its operations, the changes in stockholder's equity and its cash flows for the years then ended respectively, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Vancouver, Canada

November 16, 2009

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

RAYMOND JAMES (USA) LTD.

Statements of Financial Condition
(Expressed in United States dollars)

September 30, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 1,145,851	$ 1,789,366
Deposits in compliance with reserve requirements (note 3)	3,022,623	3,022,623
Clients and brokers receivable (note 5)	7,141,101	11,363,918
Due from related party (note 5)	59,648	88,760
Other assets	422,499	301
	$ 11,791,772	$ 16,264,968
Liabilities and Stockholder's Equity		
Clients and brokers payable (note 5)	$ 7,102,092	$ 11,293,143
Other accounts payable	102,084	367,047
	7,204,176	11,660,190
Stockholder's equity:		
Capital stock (note 4)	1,045,000	1,045,000
Retained earnings	3,542,546	3,559,778
	4,587,546	4,604,778
	$ 11,791,722	$ 16,264,968

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Operations
(Expressed in United States dollars)

Years ended September 30, 2009 and 2008

	2009	2008
Revenue:		
Commission income (note 5)	$ 6,133,394	$ 8,876,770
Interest income	12,956	77,804
Foreign exchange gain/(loss)	38,688	(3,728)
	6,185,038	8,950,846
Expenses:		
Commission	3,154,528	4,423,200
Employee compensation and benefits	619,154	680,795
Communication and information processing	1,403,188	1,386,080
Occupancy and equipment	238,404	299,162
Business development	359,042	601,980
Clearance and floor brokerage	162,825	112,557
Interest	81	8,087
Other	112,154	74,002
	6,049,376	7,585,863
Earnings before income taxes	135,662	1,364,983
Income taxes	152,894	513,138
Net earnings (loss)	$ (17,232)	$ 851,845

See accompanying notes to financial statements.

Statements of Changes in Stockholder's Equity
(Expressed in United States dollars)

Years ended September 30, 2009 and 2008

	Common shares	Retained earnings	Total
Balance, September 30, 2007	$ 1,045,000	$ 2,707,933	$ 3,752,933
Net earnings - year ended September 30, 2008	-	851,845	851,845
Balance, September 30, 2008	1,045,000	3,559,778	4,604,778
Net earnings (loss) - year ended September 30, 2009	-	(17,232)	(17,232)
Balance, September 30, 2009	$ 1,045,000	$ 3,542,546	$ 4,587,546

See accompanying notes to financial statements.

RAYMOND JAMES (USA) LTD.

Statements of Cash Flows
(Expressed in United States dollars)

Years ended September 30, 2009 and 2008

	2009	2008
Cash provided by (used in):		
Operations:		
Net earnings (loss)	$ (17,232)	$ 851,845
Change in non-cash operating working capital (note 7)	(626,283)	416,464
	(643,515)	1,268,309
Increase (decrease) in cash and cash equivalents	(643,515)	1,268,309
Cash and cash equivalents, beginning of year	1,789,366	521,057
Cash and cash equivalents, end of year	$ 1,145,851	$ 1,789,366
Cash and cash equivalents consist of:		
Cash	$ 768,459	$ 1,413,524
Term deposits	377,392	375,842
	$ 1,145,851	$ 1,789,366

Supplemental cash flow information (note 7)

See accompanying notes to financial statements.

1. Operations:

Raymond James (USA) Ltd. (the "Company") is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, U.S.A., then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is registered as a broker in the United States of America and is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Investment Industry Regulatory Organization of Canada ("IIROC"), Canadian Investor Protection Fund, the Toronto Stock Exchange, TSX Venture Exchange and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and Securities Investor Protection Corporation.

2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Securities transactions:

The Company records its agency securities transactions on a trade date basis.

(c) Income taxes:

The Company follows the asset and liability method in accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("FAS 109"). FAS 109 requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2009 and 2008, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

(d) Cash and cash equivalents:

Cash equivalents are investments that are held for less than 90 days and are readily convertible into known amounts of cash.

(e) Financial instruments:

The carrying value of cash and term deposits, deposits in compliance with reserve requirements, clearing deposits, clients and brokers receivable, other assets, due to/from related party, clients and brokers payable and other accounts payable approximate their carrying value due to the short-term maturities of these instruments.

(Expressed in United States dollars)

2. Significant accounting policies (continued):

(f) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

3. Deposits in compliance with reserve requirements:

The deposit of $3,022,623 cash at September 30, 2009 (2008 - $3,022,623) is held in compliance with reserve requirements. The amount required to be held on deposit under the reserve computation is $5,144 (2008 - $14,676), and is restricted.

4. Capital stock:

	2009	2008
Authorized:		
200 voting common shares without par value		
Issued:		
200 common shares (2008 - 200)	$ 1,045,000	$ 1,045,000

5. Related party transactions:

Pursuant to an agreement dated March 1, 2008 between the Company and its parent Raymond James Ltd. ("RJL"), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of Raymond James (USA) Ltd. In additional Raymond James (USA) Ltd. is responsible for all direct expenses and an allocation of operating expenses based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

Prior to March 1, 2008, commissions were allocated 90% to Raymond James Ltd. and 10% to Raymond James (USA) Ltd. as consideration for the services provided by RJL. The allocation was considered reasonable compensation for the various services provided. The results from October 1, 2007 to February 29, 2008 and prior year amounts have been reclassified to conform with current year presentation for purposes of comparability.

(Expressed in United States dollars)

5. Related party transactions (continued):

During the year ended September 30, 2009, commissions and operating costs of $6,049,376 (2008 - $7,585,863) were paid to RJL. As at September 30, 2009, the Company has $59,648 (2008 - $88,760) receivable from RJL. In addition, clients and brokers receivable include amounts due from RJL of nil (2008 - $2,781,291) and clients and brokers payable include amounts due to RJL of $1,902,799 (2008 - $868,831).

6. Net capital requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2009, the Company had net capital pursuant to Rule 15c3-1 of $4,105,401 (2008 - $4,507,112) which was $3,855,401 (2008 - $4,257,112) in excess of its net capital requirement of $250,000.

7. Supplemental cash flow information:

	2009	2008
Change in non-cash operating working capital:		
Client and brokers, net	$ 31,766	$ (60,614)
Other assets	(422,198)	457
Due from related party	29,112	185,476
Other accounts payable	(264,963)	291,145
	$ (626,283)	$ 416,464
Supplementary information:		
Taxes paid	$ 481,206	$ 238,274

8. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2009 and 2008, the Company had no liabilities which were subordinated to the claims of general creditors.

RAYMOND JAMES (USA) LTD.

Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Expressed in United States dollars)

Schedule 1

September 30, 2009 and 2008

	2009	2008
Total capital:		
Total ownership equity	$ 4,587,546	$ 4,604,778
Deductions:		
Non-allowable assets:		
Due from related party, net	59,648	88,760
Aged fail to deliver haircut	-	8,906
Other deductions	422,497	-
Total deductions	482,145	97,666
Net capital	4,105,401	4,507,112
Minimum net capital required	250,000	250,000
Excess net capital	$ 3,855,401	$ 4,257,112

The 2009 computation does not differ materially from the computation filed on its Focus II.

RAYMOND JAMES (USA) LTD.

Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 Schedule 2
(Expressed in United States dollars)

September 30, 2009 and 2008

As at September 30, 2009, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $5,144 (2008 - $14,676). Therefore, the minimum reserve required under 15c3-3 as at September 30, 2009 is $5,144 (2008 - $14,676). As at September 30, 2009, the Company had $3,022,623 (2008 - $3,022,623) in cash on deposit in compliance with reserve requirements.

The above computation does not differ materially from the computation the Company filed on its Focus II.



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC 17A-5

To the Directors of Raymond James (USA) Ltd.

In planning and performing our audit of the financial statements of Raymond James (USA) Ltd. for the year ended September 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3; and (2) in complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters with internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.



Chartered Accountants

Vancouver, Canada
November 16, 2009



KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Raymond James (USA) Ltd
Vancouver, Canada

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by Raymond James (USA) Ltd. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties" of the report), solely to assist the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the aggregate Total Revenue amounts of the Form X-17A-5 for the 3 month periods ended September 30, 2009 and June 30, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2009
Chartered Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.